David F. Duvick
SENIOR SEC COUNSEL AND
ASSISTANT SECRETARY

651 250 2492	1 ECOLAB PLACE
651 293 2573	ST. PAUL, MN 55102-1390
Dave.duvick@ecolab.com

May 4, 2017

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Notice of disclosure filed in Exchange Act Quarterly Report under Section 219 of the Iran Threat Reduction and Syria Humans Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Ecolab Inc. has made disclosure pursuant to those provisions in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2017, which was filed with the Securities and Exchange Commission on May 4, 2017.

Sincerely,

ECOLAB INC.

By:	/s/David F. Duvick
David F. Duvick
Senior SEC Counsel and Assistant Secretary